# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Expion360 Inc., CIK 0001894954
CUSIP: 30218B209
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2025 SW DEERHOUND AVE, REDMOND, Oregon (OR), 97756
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001999371-24-010291
Filed by CIK 0001746382

## Reporting persons
- Altium Capital Management LLC: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Altium Healthcare Long Short Onshore Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Altium Healthcare Long Short GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).

## Item 1. Issuer
Name of issuer: Expion360 Inc.
Address of issuer's principal executive offices: 2025 SW DEERHOUND AVE, REDMOND, OR, 97756

## Item 2. Person Filing
Name of person filing: This statement is jointly filed by and on behalf of each of Altium Healthcare Long Short Onshore Fund LP (the "Fund"), Altium Capital Management LLC, and Altium Healthcare Long Short GP LLC. The Fund is the record and direct beneficial owner of the securities covered by this statement. Altium Capital Management LLC is the investment adviser of, and may be deemed to beneficially own securities, owned by the Fund. Altium Healthcare Long Short GP LLC is the general partner of, and may be deemed to beneficially own securities, owned by the Fund. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is 152 West 57th Street, FL 20, New York, NY 10019.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: N/A
Percent of class: 0
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Altium Capital Management LLC: Jacob Gottlieb, CEO (11/04/2025)
- Altium Healthcare Long Short Onshore Fund LP: Jacob Gottlieb, Managing Member of Altium Healthcare Long Short GP LLC (11/04/2025)
- Altium Healthcare Long Short GP LLC: Jacob Gottlieb, Managing Member (11/04/2025)